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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.    )*

CEA ACQUISITION CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

12513Q 10 7

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SIGNATURE
Ex-99.1 Joint Filing Agreement

13G
CUSIP No. 12513Q 10 7			Page 2 of 7

1.	Name of Reporting Person: J. Patrick Michaels, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 437,500 Shares

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 437,500 Shares

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 437,500 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.0%

12.	Type of Reporting Person: IN

2

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CUSIP No. 12513Q 10 7			Page 3 of 7

1.	Name of Reporting Person: CEA Group, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 437,500 Shares

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 437,500 Shares

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 437,500 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.0%

12.	Type of Reporting Person: OO, CO

3

13G
CUSIP No. 12513Q 10 7	Page 4 of 7

Item 1(a).		Name of Issuer:

CEA Acquisition Corporation (“Issuer”)

Item 1(b.)		Address of Issuer’s Principal Executive Offices:

101 East Kennedy Boulevard, Suite 3300, Tampa, Florida 33602

Item 2(a).		Name of Persons Filing:

(1) J. Patrick Michaels, Jr. (“Michaels”)
(2) CEA Group, LLC (“CEA Group”)

Item 2(b).		Address of Principal Business Office or, if None, Residence:

(1) The principal business address of Michaels is the same as CEA Group’s
(2) The principal business address of CEA Group is 101 E. Kennedy Blvd., Suite 3300, Tampa, Florida 33602

Item 2(c).		Citizenship:

(1) Michaels is a United States citizen
(2) CEA Group is a limited liability company

Item 2(d).		Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2(e).		CUSIP Number:

12513Q 10 7

Item 3.		If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No. 12513Q 10 7	Page 5 of 7

Item 4.		Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
(1) Michaels does not directly own any shares of common stock of the Issuer. As the controlling person of CEA Group, Michaels would be deemed to have beneficial ownership of the 437,500 shares of common stock beneficially owned by CEA Group. Does not include 357,907 shares of common stock which may be issued upon exercise of warrants which are not currently exercisable and will not become exercisable within the next 60 days.
(2) CEA Group beneficially owns 437,500 shares of common stock.

	(b)	Percent of Class:
(1) 10.0%
(2) 10.0%

	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(1) 437,500 shares of common stock
(2) 437,500 shares of common stock

(ii) Shared power to vote or to direct the vote:
(1) 0 shares of common stock
(2) 0 shares of common stock

(iii) Sole power to dispose or to direct the disposition of:
(1) 437,500 shares of common stock
(2) 437,500 shares of common stock

(iv) Shared power to dispose or to direct the disposition of:
(1) 0 shares of common stock
(2) 0 shares of common stock

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.		Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.		Identification and Classification of Members of the Group.

None.

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CUSIP No. 12513Q 10 7	Page 6 of 7

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

None.

13G
CUSIP No. 12513Q 10 7	Page 7 of 7

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2005

CEA GROUP, LLC
By:	/s/ J. Patrick Michaels, Jr.
	Name:	J. Patrick Michaels, Jr.
	Title:	Chief Executive Officer

/s/ J. Patrick Michaels, Jr.
J. Patrick Michaels, Jr.